

November 17, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:      Amplify ETF Trust
         Issuer CIK:       0001633061
         Issuer File Number:      333-207937 / 811-23108
         Form Type:       8-A12B
         Filing Date:      November 17, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Amplify XRP 3% Monthly Premium Income ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications